AMARC RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MARCH 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

D E V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited the consolidated balance sheets of Amarc Resources Ltd. as at March 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2005 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 18, 2005

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2005	2004

ASSETS

Current assets
Cash and equivalents	$7,335,379	$13,724,673
Marketable securities (note 4)	290,297	125,000
Amounts receivable and prepaids	262,673	121,888
Balances receivable from related parties (note 8)	–	81,839
	7,888,349	14,053,400

Equipment (note 5)	47,105	60,188
Mineral property interests (note 6)	155,929	73,929

	$8,091,383	$14,187,517

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$777,971	$182,759
Balances payable to related parties (note 8)	93,272	–
	871,243	182,759

Shareholders' equity
Share capital (note 7(b))	22,387,954	20,638,830
Contributed surplus (note 7(e))	507,065	413,168
Deficit	(15,674,879)	(7,047,240)
	7,220,140	14,004,758
Nature of operations (note 1)
Commitments (notes 6(a) and 10)
Subsequent events (notes 6(a) and 12)

	$8,091,383	$14,187,517

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Years ended March 31,
	2005	2004	2003

Expenses
Conference and travel	$5,591	$33,404	$12,157
Amortization	13,083	17,037	20,750
Exploration (schedule)	7,553,950	460,252	405,330
Exploration - stock-based compensation (note 7(c))	213,231	186,935	–
Legal, audit, and accounting	63,521	53,913	158,814
Management and consulting	45,658	79,964	73,697
Office and administration	106,349	28,468	107,304
Salaries and benefits	356,841	140,619	272,965
Shareholder communication	104,308	21,495	126,193
Stock-based compensation (note 7(c))	282,800	220,428	5,805
Trust and filing	23,350	43,915	11,550
	8,768,682	1,286,430	1,194,565

Other items
Foreign exchange gain (loss)	(8,204)	(9,621)	(64,609)
Gain (loss) on sale of marketable securities	81,554	2,052,596	(19,500)
Write down of mineral property interest (note 6 (a))	(76,000)	–	–
Write down of marketable securities	(6,667)	–	(581,010
Interest on flow-through shares	(92,502)	–	–
Interest and other	242,862	74,590	4,963
	141,043	2,117,565	(660,156)

Net income (loss) for the year	$(8,627,639)	$831,135	$(1,854,721)

Deficit, beginning of year	$(7,047,240)	$(7,878,375)	$(6,023,654)

Deficit, end of year	$(15,674,879)	$(7,047,240)	$(7,878,375)

Basic and diluted net income (loss) per share	$(0.19)	$0.04	$(0.12)

Weighted average number
of common shares outstanding	45,168,411	21,421,096	15,170,448

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31,
Cash provided by (used in)	2005	2004	2003

Operating activities
Income (loss) for the year	$(8,627,639)	$831,135	$(1,854,721)
Items not involving cash
Common shares received	–	–	(1,300,000)
Common shares issued for property fees	174,900	–	53,699
Amortization	13,083	17,037	20,750
(Gain) loss on sale of marketable securities	(81,554)	(2,052,596	19,500
Stock-based compensation (note 7(c))	496,031	407,363	5,805
Warrants received for option earn-in rights (note 6(b))	(102,000)	–	–
Write down of mineral property interest	76,000	–	–
Write down of marketable securities	6,667	–	581,010
Changes in non-cash working capital items
Amounts receivable and prepaids	(140,786)	135,094	3,257
Balances receivable from and payable to related parties	175,111	(247,389)	1,344,464
Accounts payable and accrued liabilities	595,213	92,308	(130,869)
	(7,414,974)	(817,048)	(1,257,105)

Investing activities
Proceeds from sale of marketable securities	146,590	2,657,646	94,440
Acquisition of mineral property interests	(168,000)	(73,929)	–
Purchase of equipment	–	–	(76,984)
Purchase of marketable securities	(125,000)	(125,000)	–
Reclamation deposit	–	70,000	–
	(146,410)	2,528,717	17,456

Financing activities
Issuance of share capital, net of costs	1,172,090	12,003,155	221,224
	1,172,090	12,003,155	221,224

Increase (decrease) in cash and equivalents	(6,389,294)	13,714,824	(1,018,425)

Cash and equivalents, beginning of year	13,724,673	9,849	1,028,274

Cash and equivalents, end of year	$7,335,379	$13,724,673	$9,849

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$92,502	$–	$–

Non cash financing and investing activities:
Issuance of common shares for property option fees	174,900	–	53,699
Common shares received from Expatriate Resources Ltd. (note 6(c))	–	–	1,300,000

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
Years ended March 31, 2005, 2004, and 2003
(Expressed in Canadian Dollars)

	Mexico	British	Manitoba	All
	Inde	Columbia	Fox River	Properties
	Property	Properties	Property	Total

Exploration expenses for the year ended March 31, 2005
Assays and analysis	$–	$455,737	$–	$455,737
Drilling	–	708,953	–	708,953
Engineering	–	36,809	–	36,809
Environmental	–	7,246	–	7,246
Equipment rental	603	149,258	–	149,861
Freight	–	46,775	–	46,775
Geological	–	3,082,953	–	3,082,953
Graphics	–	73,072	–	73,072
Helicopter	–	674,075	–	674,075
Option earn-in rights (note 6(b))	(102,000)	–	–	(102,000)
Property fees and assessments	–	47,486	–	47,486
Property option payments	–	99,400	–	99,400
Site activities	742	2,105,905	–	2,106,647
Socioeconomic	–	2,210	–	2,210
Travel and accommodation	–	164,726	–	164,726
Incurred during fiscal 2005	(100,655)	7,654,605	–	7,553,950
Cumulative expenditures, March 31, 2004	2,347,416	435,384	1,811,188	4,593,988
Cumulative expenditures, March 31, 2005	$2,246,761	$8,089,989	$1,811,188	$12,147,938

Exploration expenses for the year ended March 31, 2004
Assays and analysis	$575	$115,087	$–	$115,662
Engineering	–	6,431	–	6,431
Equipment rental	1,119	1,446	–	2,565
Geological	3,964	287,284	–	291,248
Graphics	–	7,197	–	7,197
Helicopter	–	2,302	–	2,302
Property fees and assessments	(6,051)	500	–	(5,551)
Site activities	24,361	15,055	662	40,078
Travel and accommodation	238	82	–	320
Incurred during fiscal 2004	24,206	435,384	662	460,252
Cumulative expenditures, March 31, 2003	2,323,210	–	1,810,526	4,133,736
Cumulative expenditures, March 31, 2004	$2,347,416	$435,384	$1,811,188	$4,593,988

Exploration expenses for the year ended March 31, 2003
Assays and analysis	$51,273	$–	$15,582	$66,855
Drilling	467,227	–	170,756	637,983
Engineering	3,940	–	1,140	5,080
Equipment rental	24,588	–	5,756	30,344
Freight	13,071	–	663	13,734
Geological	297,126	–	198,247	495,373
Government grants	–	–	(97,438)	(97,438)
Graphics	29,519	–	1,633	31,152
Helicopter	–	–	70,097	70,097
Option earn-in rights	–	–	(1,300,000)	(1,300,000)
Property fees and assessments	121,301	–	(5,128)	116,173
Property option payments	45,078	–	–	45,078
Site activities	226,417	–	22,973	249,390
Travel and accommodation	34,078	–	7,431	41,509
Incurred during fiscal 2003	1,313,618	–	(908,288)	405,330
Cumulative expenditures, March 31, 2002	1,009,592	–	2,718,814	3,728,406
Cumulative expenditures, March 31, 2003	$2,323,210	$–	$1,810,526	$4,133,736

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

Marketable securities are recorded at the lower of cost and estimated fair value.

(c)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(d)	Reclamation deposits

Reclamation deposits are recorded at cost and are included in amounts receivable and prepaids.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company’s discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(f)	Government grants

Due to the uncertainty of the approval of government grants for which the Company applies, government grants are recorded as and when the proceeds of these grants are received.

(g)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(h)	Stock-based compensation

Pursuant to CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” the Company commenced recording non-cash stock-based payments to employees using the fair value method on a prospective basis effective April 1, 2003. Prior to April 1, 2003, no compensation cost was required to be recorded for all other non-cash stock-based employee compensation awards. There has been no effect on any prior periods presented.

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro- rata basis over the vesting period.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Consideration received by the Company upon the exercise of share purchase options, and the stock- based compensation previously credited to contributed surplus related to such options, is credited to share capital.

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Foreign currency translation

All of the Company’s foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company’s accounting policy for future income taxes currently has no effect on the consolidated financial statements of any of the periods presented.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(m)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable and prepaids, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from related parties is not readily determinable due to the related party nature of these amounts and the absence of a secondary market for such instruments. The Company is not exposed to significant credit risk or interest rate risk.

Warrants received by the Company pursuant to certain private placement and option agreements described in note 4 and note 6 are classified as derivative financial instruments and are recorded on the balance sheet as marketable securities and at estimated fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or to the balance sheet, if it does qualify as a hedge. The Company has not designated any of its warrants as a hedging instrument.

(n)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

	Number	Book value	Market value
March 31, 2005
Yukon Zinc Corporation (formerly Expatriate
Resources Ltd.) common shares (1)	537,000	$163,964	$171,840
Chatworth Resources Inc. (formerly GMD
Resources Corp.) common shares (note 6(a))	16,667	3,333	3,583
Chatworth Resources Inc. warrants (note 6(a))	100,000	22,000	22,000
Yukon Zinc Corporation warrants (1)	250,000	12,000	12,000
Sydney Resource Corporation warrants (note 6(b))	300,000	89,000	89,000
Total		$290,297	$298,423

March 31, 2004
Expatriate Resources Ltd. common shares	250,000	$125,000	$112,500
StrataGold Corporation common shares	206,093	–	84,498
Total		$125,000	$196,998

(1) On July 21, 2004, the Company subscribed to a private placement in Yukon Zinc Corporation (formerly Expatriate Resources Ltd.) consisting of 500,000 units for total gross proceeds of $125,000. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is convertible into one common share of Yukon Zinc and expires on July 21, 2005. The gross proceeds of $125,000 were allocated between the common shares and warrants of Yukon Zinc based on their relative fair values at the date of issuance.

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
March 31, 2005
Automotive	$24,514	$17,195	$7,319
Site equipment	77,551	37,765	39,786
Total	$102,065	$54,960	$47,105

March 31, 2004
Automotive	$24,514	$14,058	$10,456
Site equipment	77,551	27,819	49,732
Total	$102,065	$41,877	$60,188

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

6,	MINERAL PROPERTY INTERESTS

					Written-
	Balance	Acquired	Balance	Credited	down	Acquired	Balance at
Property	at Mar 31,	during the	at Mar	during the	during the	during	Mar 31,
Acquisition Costs	2003	year	31, 2004	year	year	the year	2005
British Columbia,
Canada
Buck	$ –	$ 65,929	$ 65,929	$ 10,000	$ –	$ –	$ 55,929
RAD	–	8,000	8,000	–	8,000	–	–
Bob and JMD	–	–	–	–	–	90,000	90,000
Witch	–	–	–	–	–	10,000	10,000
Sitka	–	–	–	–	68,000	68,000	–
Total	$ –	$ 73,929	$ 73,929	$ 10,000	$ 76,000	$ 168,000	$ 155,929

(a)	British Columbia, Canada

Buck Property

In January 2004, the Company entered into agreements to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $65,929 cost of staking the property, line cutting to establish a survey grid over it and by performing an induced polarization geophysical survey on the property.

On July 9, 2004, the Company reached an option agreement with Chatworth Resources Inc. (“Chatworth”) (then, GMD Resource Corp.) pursuant to which Chatworth can earn a 50% interest in the Buck project by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, (ii) issuing 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (iii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2005, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares with a value of $5,000 were credited against the acquisition cost of the property. Chatworth subsequently completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated on the TSX acceptance date at $5,000 using a Black-Scholes option pricing model, and has been credited against the acquisition cost of the property. Assumptions used in the pricing model include: (i) risk free rate of 3%, (ii) expected volatility of 328%, (iii) an estimated life of 2 years and (iv) an expected dividend rate of nil.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

RAD and Sitka Properties

In January 2004, the Company entered into agreements to acquire 100% interests in each of the RAD and Sitka mineral properties. The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $8,000 staking cost. The Company has no current plans to conduct further exploration work on this property. Consequently, the acquisition costs totaling $8,000 were expensed in the year ended March 31, 2005.

The Company continues to maintain the property in good standing.

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, was acquired by the Company for $20,000 in cash and the issuance of 80,000 common shares of the Company to an arm's length party. During February 2004 to August 2004, the Company conducted technical reviews of the Sitka property. The Company has no current plans to conduct further exploration work on this property and consequently, the acquisition costs totaling $68,000 were expensed in the year ended March 31, 2005.

The Company continues to maintain the property in good standing.

Bob and JMD Properties

In January 2004, the Company entered into agreements to acquire a 100% interest in the Bob and JMD mineral properties. The 1,200 hectare Bob and the adjacent 100 hectare JMD properties, located 80 kilometers west of Quesnel, were acquired by issuing a total of 200,000 common shares of the Company to two arm's length parties. Of these 200,000 common shares, 50,000 are held in reserve until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures.

In November 2004 the Company signed an option agreement with Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, whereby Endurance Gold can acquire a 60% interest in the properties by issuing to the Company 250,000 common shares, and by incurring $250,000 in exploration work over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company.

At the end of the option period, the Company and Endurance Gold may enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties, from whom the property was acquired, waived the right to the 50,000 common shares held in reserve referred to above.

In January 2005, Endurance Gold staked an additional 2,047 hectares of mineral claims within the area of common interest surrounding the property which now form part of the property and is to the terms of the agreement with Endurance Gold.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

GBR-Bonanza

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake. The Company has the option to acquire a 100% interest in the claims, subject to a net smelter royalty (“NSR”) of 2%, by making cash payments totaling $225,000, of which $15,000 has been paid, and by issuing 450,000 common shares of the Company, of which 30,000 have been issued. These option payments have been expensed and are presented in the consolidated schedules of exploration expenses under option payments. The Company subsequently staked an additional 28 claims on 5,825 hectares to add to the property within the area of common interest that are now subject to the terms of the agreement.

In October 2004, the Company signed a Letter of Intent to enter into an option agreement with Candorado Operating Co. Ltd. (“Candorado”), which owns an option to acquire 100% of the Bonanza property from the underlying owners, subject to a 2% net smelter royalty that can be purchased for $2 million. The property is located approximately 25 kilometers southeast of the village of Iskut in northwest British Columbia. Pursuant to the Letter of Intent, the Company could have acquired 51% of Candorado’s interest by expending $125,000 in exploration work. After the Company had earned its 51% interest, the parties could have formed a joint venture to undertake ongoing exploration of the property.

In May 2005, the Company terminated the GBR and Bonanza agreements.

Spius Property

In June 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company can acquire this interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years (10,000 issued). The property is subject to a 2% NSR, which the Company can, at its option, purchase for $2 million.

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property, located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James, for a cash payment of $10,000. At that time, the property comprised approximately 4,600 hectares and the Company subsequently staked an additional 1,750 hectares contiguous to the property.

During the period September 2004 to January 2005, the Company staked an additional 67,961 hectares in the Witch Lake region.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Natlan Property

In October 2004, the Company signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property, located 25 kilometers northeast of Hazelton. In March 2005, a definitive option agreement was entered into by the Company whereby the Company can purchase 100% of the claims by making staged cash payments totaling $500,000 over five years, of which $10,000 has been paid and expensed. The property is subject to a 2% NSR which the Company can purchase for $2 million.

Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal property, the 2,000 hectare Orr property, the 1,125 hectare Hook property, the 2,125 Sky property and the 2,175 hectare Jim property. The Crystal and the Orr properties are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, the Company added 100 hectares to the Jim property and 2,500 hectares to the Crystal property by staking.

In February 2005, a portion of the Crystal claims was allowed to lapse. Subsequent to March 31, 2005, the remainder of the Crystal claims were allowed to lapse. In March 2005, the Orr claims were allowed to lapse. Subsequent to the year ended March 31, 2005 the Sky claims were also allowed to lapse.

In March 2005, the Company signed an agreement with Wildrose Resources Ltd. whereby the Hook and Jim properties were sold to Wildrose for a nominal sum and a right of first refusal in favor of the Company to enter into an option agreement on Wildrose’s Cowtrail and Pat claims. The Cowtrail and the Pat claims are located near Horsefly, British Columbia.

In November 2004, the Company staked the Giff, Naud and Tin properties, comprising 5,196 hectares, approximately 85 kilometers east of Williams Lake. In February 2005, the Company staked the Magoro, RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, also located approximately 85 kilometers east of Williams Lake.

In December 2004, the Company entered into a Letter of Intent whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims, located 65 kilometers northeast of Kamloops, by making staged payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years. The property is subject to a 2% NSR which can be purchased by the Company for $1 million.

In January 2005, a definitive legal agreement was entered into by the parties and the Company made an option payment of 25,000 common shares and $15,000 at that time.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) to obtain an option to earn a 60% joint venture interest with Eagle Plains to develop the 5,075 hectare Acacia property, which is contiguous with and surrounds the Homestake/Kamad property. The Company can earn its 60% interest by making staged payments totaling $125,000 (of which $10,000 was paid in December 2004 and $15,000 was paid in April 2005, subsequent to the year end), issuances of 350,000 common shares of the Company (of which 25,000 were issued in May 2005, subsequent to the year end), and by expending $2,500,000 in exploration over the ensuing four years. The Company may increase its interest to 75% by completing a feasibility study. A definitive agreement was entered into subsequent to March 31, 2005.

In January 2005 the Company staked the 5,687 hectare Pike property, located approximately 30 kilometers northwest of Princeton.

Farm out agreement

On November 1, 2004 the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a company related by certain directors in common, whereby Rockwell was granted the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on these properties by December 31, 2004 (completed).

(b)	Durango State, Mexico Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares located in Durango State, Mexico, and consists of five mineral concessions, of which three were owned outright by the Company and two were held under option.

In December 2003, and concurrent with an amendment to the underlying option agreement, the Company optioned the Property to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias could have earned up to a 70% interest in the Inde Property by exercising two options and was also required to make all necessary option payments to the underlying property vendor. On October 14, 2004, Bugambilias terminated its option. The Company then terminated its option agreement with the underlying vendor, and pursuant to that agreement also relinquished, to the underlying vendor, the three concessions which it owned. Consequently, the Company has no further interest in the Inde Property.

In January 2004, the Company reached an option agreement with Sydney Resource Corporation (“Sydney”) pursuant to which Sydney can earn a 51% interest in the Inde project by (i) incurring $2.2 million in exploration expenses within 3 years and (ii) issuing 300,000 warrants at exercisable at $0.52 per share until February 4, 2006.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Upon acceptance of the option agreement by the TSX Venture Exchange on April 27, 2004, 300,000 warrants of Sydney were received by the Company. The Sydney warrants were recorded as a reduction in exploration expenses with an estimated fair value of $102,000 using the Black-Scholes option pricing model. Assumptions used in this calculation included: (i) risk free rate of 3%, (ii) expected volatility of 131%, (iii) an estimated life of 1.41 years and (iv) an expected dividend rate of nil.

(c)	Manitoba, Canada Fox River Property

By an agreement dated November 15, 2001, the Company acquired the right to participate in the Fox River Project by investing in, and becoming a general partner of, a limited partnership which held an option to acquire property interests comprising of four Special Exploration Permits located near Thompson, Manitoba, covering approximately 314,000 hectares. The expenditure requirements were to be $2.5 million per year.

During the year ended March 31, 2003, the Company sought an extension to earn an interest in the Fox River property, which was not agreed to by Falconbridge. In January 2003, the Company terminated its option to earn the joint venture interest from Falconbridge Limited on the Fox River Project.

(d)	Other Properties
Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number (2004 – 100 million, 2003 – 100 million) of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued:	Shares	Amount
Balance at March 31, 2003	15,468,890	$8,635,675
Issued during fiscal 2004
Options exercised	758,000	318,290
Warrants exercised	4,944,667	2,238,482
Private placement, net of issue costs, October 2003 (i)	13,000,000	3,849,889
Private placement, net of issue costs, December 2003 (ii)	8,002,084	4,189,297
Private placement, net of issue costs, March 2004 (iii)	2,000,000	1,407,197
Balance at March 31, 2004	44,173,641	$20,638,830
Issued during fiscal 2005
Options exercised	2,123,500	654,090
Bob and JMD property option payment, June 2004	150,000	90,000
GBR property option payment, June 2004	30,000	18,000
Sitka property option payment, June 2004	80,000	48,000
Spius Creek property option payment, July 2004	10,000	5,900
Homestake/Kamad property option payment, January, 2005	25,000	13,000
Warrants exercised	1,145,001	518,000
Contributed surplus transferred on options exercised		402,134
Balance at March 31, 2005	47,737,142	$22,387,954

(i)
On October 31, 2003 the Company announced a private placement of 13,000,000 units, of which 5,047,000 were flow-through units and 7,953,000 were non-flow-through units, at a price of $0.30 per unit. Each unit was comprised of one common share and one warrant to purchase one common share at a price of $0.34 until December 31, 2005. The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing trade price of the Company's common shares is at least $0.68 for ten consecutive trading days.

(ii)
In December 2003, the Company announced and completed a private placement of 8,002,084 units, of which 4,397,906 were flow-through units and 3,604,178 were non- flow-through, at a price of $0.55 per unit. Each unit was comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.60 until December 31, 2004.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(iii)
In March 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.85 until March 9, 2005.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time (prior to September 2004, 2,970,000 share purchase options) vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the period ended March 31, 2005 is:

	Exercise	March 31,			Expired/	March 31,
Expiry date	price	2004	Granted	Exercised	cancelled	2005
December 20, 2004	$0.18	67,000	–	(67,000)	–	–
March 21, 2005	$0.31	2,033,000	–	(2,013,000)	(20,000)	–
March 21, 2005	$0.36	25,500	–	(25,500)	–	–
March 21, 2005	$0.49	73,000	–	(18,000)	(55,000)	–
May 9, 2005	$0.17	7,000	–	–	–	7,000
March 21, 2006	$0.60	–	2,046,000	–	(25,000)	2,021,000
Total		2,205,500	2,046,000	(2,123,500)	(100,000)	2,028,000

Weighted average exercise price		$0.31	$0.60	$0.31	$0.48	$0.60

The weighted-average contractual remaining life of share purchase options is 0.97 years.

The continuity of share purchase options for the year ended March 31, 2004 is:

	Exercise	March 31,			Expired/	March 31,
Expiry date	price	2003	Granted	Exercised	cancelled	2004
April 5, 2003	$0.56	1,200,000	–	–	(1,200,000)	–
January 30, 2004	$0.48	667,000	–	(513,000)	(154,000)	–
December 20, 2004	$0.18	97,000	–	(30,000)	–	67,000
March 21, 2005	$0.31	–	2,253,000	(215,000)	(5,000)	2,033,000
March 21, 2005	$0.36	–	25,500	–	–	25,500
March 21, 2005	$0.49	–	73,000	–	–	73,000
May 9, 2005	$0.17	–	7,000	–	–	7,000
Total		1,964,000	2,358,500	(758,000)	(1,359,000)	2,205,500
		$0.51	$0.32	$0.42	$0.55	$0.31

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Weighted average exercise price

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

	Year ended March 31,
	2005	2004	2003
Exploration
Engineering	$57,330	$32,130	$–
Environmental, socioeconomic and land	(344)	8,682	–
Geological	156,245	146,123	–
	213,231	186,935	–
Office and administration	282,800	220,428	5,805
Total compensation cost recognized in operations,
credited to contributed surplus	$496,031	$407,363	$5,805

The assumptions used to estimate the fair value of options granted during the period are as follows:

	Year ended March 31,
	2005	2004	2003
Risk free interest rate	3%	3%	3%
Weighted average expected life	1.4 years	1.4 years	2.0 years
Vesting period	3-8 months	0-6 months	4-6 months
Weighted average expected volatility	100%	103%	40%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2005 is:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2004	Issued	Exercised	Cancelled	2005
December 31, 2004	$0.60	8,002,084	–	(495,000)	(7,507,084	–
March 9, 2005	$0.85	2,000,000	–	–	(2,000,000)	–
December 31, 2005	$.34	13,000,000	–	(650,001)	–	12,349,999
Total		23,002,084	–	(1,145,001)	(9,507,084)	12,349,999
		$0.47	$ –	$0.45	$0.65	$0.34
Weighted average exercise price

The contractual remaining life of share purchase warrants is 0.75 years.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

The continuity of share purchase warrants for the year ended March 31, 2004 is:

	Exercise	March 31,			Expired/	March 31,
Expiry date	Price	2003	Issued	Exercised	Cancelled	2004
December 27, 2003	$0.73	345,710	–	(32,167)	(313,543)	–
December 31, 2003	$0.50	200,000	–	–	(200,000)	–
January 7, 2004	$0.40	2,412,500	–	(2,412,500)	–	–
March 8, 2004	$0.50	2,500,000	–	(2,500,000)	–	–
December 31, 2004	$0.60	–	8,002,084	–	–	8,002,084
March 9, 2005	$0.85	–	2,000,000	–	–	2,000,000
December 31, 2005	$0.34	–	13,000,000	–	–	13,000,000

Total		5,458,210	23,002,084	(4,944,667)	(513,543)	23,002,084

Weighted average exercise price		$0.47	$0.47	$0.45	$0.64	$0.47

(e)	Contributed surplus

	Balance at March 31, 2003	$5,805
	Changes during fiscal 2004
	Non-cash stock-based compensation (note 7(c))	407,363
	Balance at March 31, 2004	413,168
	Changes during fiscal 2005
	Non-cash stock-based compensation (note 7(c))	496,031
	Contributed surplus transferred to share capital on options exercised (note 7(a))	(402,134)
	Balance at March 31, 2005	$507,065

	The components of contributed surplus at March 31, 2005 are:

	Cumulative stock-based compensation	909,199
	Contributed surplus transferred to share capital upon options exercised	(402,134)
	Balance at March 31, 2005	$507,065

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	Balances receivable (payable)		March 31, 2005	March 31,2004
	Hunter Dickinson Inc. (a)		$(89,848)	$85,263
	Hunter Dickinson Group Inc. (b)		(3,424)	(3,424)
	Total		$(93,272)	$81,839

		Years ended March 31,

	Transactions	2005	2004	2003
	Services rendered and expenses reimbursed:
	Hunter Dickinson Inc. (a)	$1,779,538	$502,474	$973,289
	Hunter Dickinson Group Inc. (b)	12,780	12,800	20,736
	C.E.C Engineering Ltd. (c)	–	–	10,123
	Property acquisitions:
	United Mineral Services Ltd. (d)	–	73,929	73,929

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies, owned equally by nine public companies, one of which is the Company, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company’s mineral properties and from the provision of ongoing administrative services.

(b)	Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company.

(c)	C.E.C Engineering Ltd. is a private company controlled by a director, that provides engineering and project management services to the Company based on the fair market value of those services.

(d)
United Mineral Services Ltd. (“UMS”) is a private company owned by a director of the Company. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims for $8,000, which was the staking cost paid by UMS, and the Buck claims for $65,929, being the cost of staking the property and line cutting (note 6(a)).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

9.	INCOME TAXES

As of March 31, 2005, the Company had approximately $2.5 million (2004 - $1.9 million) in non- capital losses and $5.7 million (2004 - $1.8 million) in capital losses for Canadian tax purposes available to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2006 to 2012. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these consolidated financial statements, as it cannot be considered more likely than not that they will be realized.

10.	COMMITMENTS

Pursuant to a flow-through private placement on December 2003, the Company was committed to incur prior to December 31, 2004, on a best efforts basis, approximately $3.8 million in qualifying Canadian exploration expenses. As at December 31, 2004, the Company had incurred the necessary expenditure and consequently had fulfilled its flow-through obligation.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)	Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)	Stock-based compensation

United States Statement of Financial Accounting Standards No. 123 (“SFAS 123”), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances, it allows the effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 (“APB 25”). To March 31, 2002, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes. There were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the year ended March 31, 2002.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits the Company to adopt a fair value methodology on a prospective basis. Effective April 1, 2002, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP. Accordingly the Company considers there were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the years ended March 31, 2005, 2004 and 2003.

(c)	Available for sale securities

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is consistent with the treatment prescribed under Canadian GAAP for that occurrence.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners. Canadian GAAP does not require the presentation of comprehensive income (loss).

For the year ended March 31, 2005, the common shares of Yukon Zinc Corporation (“Yukon Zinc”) and Chatworth Resources Inc. (“Chatworth”) held by the Company would be considered available-for-sale securities and the Company would have recorded an upward mark-to-market adjustment of $8,126 related to its investment in common shares of Yukon Zinc and Chatworth.

The warrants held as marketable securities by the Company would be considered derivative financial instruments and would be accounted for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, until they are exercised. Once exercised, the common shares received would be considered available-for-sale securities and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or to operations or other comprehensive income, a separate component of shareholders’ equity, if it does qualify as a hedge.

For the year ended March 31, 2004, for US GAAP purposes, the common shares of StrataGold Corporation ("StrataGold") and of Expatriate Resources Ltd. ("Expatriate") held by the Company would be considered available-for-sale securities and the Company would have recorded an upward mark-to-market adjustment of $84,498 (year ended March 31, 2003 – $nil) related to its investment in common shares of StrataGold.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(d)	Summary of effect of differences in Canadian and US GAAP

The effect of the above differences between Canadian GAAP and US GAAP on the balance sheet and statement of operations and deficit is summarized as follows:

Total assets	2005	2004
Total assets under Canadian GAAP	$8,091,383	$14,187,517
Mark-to-market adjustment (note 13(c))	8,126	84,498
Total assets under US GAAP	$8,099,509	$14,272,015

Loss for the year	2005	2004	2003
Income (loss) for the year under Canadian
GAAP and US GAAP	$(8,627,639)	$831,135	$(1,854,721)
Other comprehensive income
Mark-to-market adjustment (note 13(c))	8,126	84,498	–
Comprehensive income (loss)	$(8,619,513)	$915,633	$(1,854,721)

Comprehensive income (loss) per share	$(0.19)	$0.04	$(0.12)

Deficit	2005	2004	2003
Deficit under Canadian GAAP	$(15,674,879)	$(7,047,240)	$(7,878,375)
Mark-to-market adjustment (note 13(c))	8,126	84,498	–
Deficit under US GAAP	$(15,666,753)	$(6,962,742)	$(7,878,375)

(e)	Impact of recent United States accounting pronouncements:

(i)
During 2004, FASB issued revised Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS123R"). This amended statement eliminates the alternative to use the intrinsic value method of accounting pursuant to Accounting Principles Board Opinion No. 25 as was provided in the original issue SFAS 123. Accordingly, public entities are required to use the fair value of method of accounting for stock-based compensation and other share-based payments. As disclosed in note 7(c), the Company currently applies a fair value based methodology to stock-based compensation. The adoption of this amended US standard is not expected to result in a significant difference between Canadian GAAP and US GAAP.

(ii)
During 2004, FASB issued SFAS 153 "Exchanges of Non-monetary Assets", which amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. Adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(iii)
At March 31, 2005, for US GAAP purposes, the Company adopted FIN 46R, "Consolidation of Variable Interest Entities". Pursuant to FIN 46R, under US GAAP the Company is required to consolidate variable interest entities ("VIEs"), where the Company is the entity’s Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. To March 31, 2005, there has been no impact from the adoption of FIN 46R.

12.	SUBSEQUENT EVENTS

Subsequent to March 31, 2005, the Company:

	(a)	issued 7,000 common shares pursuant to the exercise of share purchase options,

	(b)	issued 99,998 common shares pursuant to the exercise of warrants, and

	(c)	issued 25,000 common shares pursuant to the exercise of mineral property options on the Acacia property (note 6(a)).

(d)
In May 2005, the Company entered into an option agreement with Taseko Mines Limited (“Taseko”), a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil projects by incurring $150,000 of exploration expenditures over a two year period. The Wasp and Anvil projects are located approximately 15 kilometers southeast of Taseko’s Prosperity project, which is situated 130 kilometres southwest of Williams Lake.